RANDGOLD RESOURCES LIMITED

Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD

RANDGOLD RESOURCES STRENGTHENS BOARD

NEW YORK, 15 MAY 2006 (LSE:RRS)(NASDAQ:GOLD) - London and Nasdaq listed gold miner Randgold Resources today announced the appointment of two eminent international business leaders, Norborne P Cole, Jr and Karl Voltaire, as non-executive directors.

Mr Cole, who is based in San Antonio, Texas, spent more than 30 years with the
Coca-Cola Company, starting as a field representative and advancing to chief executive of Coca-Cola Amatil, the second-largest Coca-Cola bottler in the world. Dr Voltaire, a French national, is a mineral resources engineer with a
PhD in finance from the University of Chicago. From 1981 to 2003 he was employed by the World Bank and the International Finance Corporation, where among other things he oversaw the development of a number of major mining projects throughout Africa.

Chairman Philippe Lietard said the new directors were exceptionally qualified to broaden the board's international dimensions and enhance its capacity to deal with an increasingly complex legal and commercial environment.

"We believe in investing in our future growth, not just through the expansion of our physical assets but also of our intellectual base. Mr Cole and Dr Voltaire join us as we prepare for our next growth phase and will, we believe, add considerable impetus to our efforts," he said.

Meanwhile chief executive Dr Mark Bristow, speaking at the New York Hard Assets
Investment Conference today, noted that since its establishment 10 years ago
Randgold Resources had discovered more than 18 million ounces of gold, developed two world-class gold mines at Morila and Loulo in Mali, and built up one of the most prospective project portfolios in Africa. In addition, it had initiated the development of an underground mine at Loulo to complement the existing open-pit operation and was in the process of resuming work on the prefeasibility-stage
Tongon project in Cote d'Ivoire.

"The gold price will go up and down and so will the gold companies' share prices. Ultimately, however, I believe Randgold Resources' success is sustainable into the long-term because it is the product of our unwavering commitment to investing in our future," he said.

"Between 2000 and 2005 we made profits of more than US$200 million, much of which has been reinvested in growth opportunities. Our latest balance sheet shows total assets of US$471 million, representing the capital that has been invested in the development of Morila and Loulo. The Loulo underground project will cost a further US$100 million over the next five years and the Tongon project has an estimated life-of-mine capital of US$111 million. Since our establishment we have spent US$140 million on exploration over a period when industry expenditure on this critically important function virtually dried up.
And we have contributed more than US$1 billion to the economies of the countries in which we operate, forging productive partnerships with their governments and people, and creating an environment in which Randgold Resources can continue to create value in the future as it has in the past."

RANDGOLD RESOURCES ENQUIRIES:
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Chief Executive        Financial Director     Investor & Media Relations
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Dr Mark Bristow        Roger Williams         Kathy du Plessis
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+44 779 775 2288       +44 791 709 8939       +27 11 728 4701
+27 82 800 4293        +27 83 308 9989        Fax: +27 11 728 2547
+223 675 0122          +223 675 0109          Cell: +27 (0) 83 266 5847
                                              Email: randgoldresources@dpapr.com
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Website:  www.randgoldresources.com

DISCLAIMER: Statements made in this document with respect to Randgold Resources'
current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Randgold Resources. These statements are based on management's assumptions and beliefs in light of the information currently available to it. Randgold
Resources cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. The 2005 annual report notes that the financial statements do not reflect any provisions or other adjustments that might arise from the claims and legal process initiated by Loulo against MDM and a purported counterclaim by MDM.
Other potential risks and uncertainties include risks associated with:
fluctuations in the market price of gold, gold production at Morila, the development of Loulo and estimates of resources, reserves and mine life. For a discussion on such other risk factors refer to the annual report on Form 20-F for the year ended 31 December 2004 which was filed in amended form with the
United States Securities and Exchange Commission (the `SEC') on 27 October 2005.
Randgold Resources assumes no obligation to update information in this release.
Cautionary note to US investors: the 'SEC' permits companies, in their filings with the `SEC', to disclose only proven and probable ore reserves. We use certain terms in this release, such as "resources", that the `SEC' does not recognise and strictly prohibits us from including in our filings with the
`SEC'. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as `proven and probable reserves' for the purposes of the SEC's Industry Guide number 7.